SMART®

2013 Annual Report

Inspired Collaboration™

This document contains forward-looking statements within the meaning of applicable Canadian and U.S. securities laws, including statements relating to SMART’s plans and expectations for fiscal 2014, streamlining product development, expected annual cost savings, improvements to operational efficiencies and the effectiveness and results of SMART’s three-year strategic plan. Many factors could cause SMART’s actual results, performance and achievements, or industry conditions to differ materially from those expressed or implied by the forward-looking statements as described within the 2013 Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, on Form 20-F (“Annual Report on Form 20-F”) under “Risk Factors”.

For additional information please refer to the Annual Report on Form 20-F for the fiscal year ended March 31, 2013. The Annual Report on Form 20-F is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

To our Shareholders,

Fiscal 2013 was a year of challenge and significant change for SMART. We continued to face headwinds in our core education markets as spending shifted away from interactive whiteboards to tablets and digital content. Momentum in our enterprise business continued to build; however, the scale was not large enough to offset the revenue decline in our education business. These dynamics had a negative impact on our financial results for fiscal 2013, with revenue down 21% year-over-year to $589 million and Adjusted EBITDA down 62% year-over-year to $49 million. We took decisive action in the third quarter to adjust the cost base of the company to respond to the decline in revenues.

Tremendous change has taken place at SMART during fiscal 2013. We reorganized into two business units, one for education and one for enterprise, to sharpen focus on each of our customer groups. We have recruited two high caliber Presidents who are directly responsible for driving results in each business unit. We also have a new Chief Technology Officer who is implementing clear product roadmaps and innovation and a new Chief Financial Officer, responsible for driving fiscal rigor and financial metrics to improve our performance. Our executive team has been reshaped, including the addition of new experienced industry leaders to move the company forward with a focus on our customers.

Organizationally, we have been changing the culture of the company to be more customer-centric, accountable and cross-functional, with a focus on execution. We are streamlining how we are innovating and developing products, and improving our testing and quality. The new products we introduced recently were launched on time and to high quality standards. Decisions are based on financial metrics and we are managing our costs tightly. We have reset our cost base to align with revenues, and we expect to realize approximately $40 million in annual cost savings beginning in fiscal 2014.

We are sharply focused on those markets that will provide a good return on investment and the right platform for growth. We have also reduced our inventory levels, and are continuing to streamline our operations to improve the cash-to-cash cycle. Across all areas of the organization we are making the necessary adjustments to improve the operational efficiency of SMART.

We have begun to take the strategic steps outlined in our three-year strategy (which was announced to the market in May and can be found on our investor website) and we are driving the company forward to meet the changing technological needs of schools and businesses. Our three-year strategy outlines how SMART will become a fully diversified business with growth in both education and enterprise, enhanced by recurring revenues from software licensing and monetization. In education, the strategy revolves around pedagogy and learning, providing solutions that meet the unique needs of teachers and students. For our enterprise customers, we will provide products that drive tangible return on investment and enhance our offering through partnerships such as Microsoft® and Lync® 2013. Each of these areas has a detailed plan that we are working hard to execute.

While fiscal 2013 was a challenging year for SMART, I believe that we have positioned the company on a solid foundation for successful strategy execution in the future. The focus for fiscal 2014 will be on stabilizing our education business and growing our enterprise business, and I am confident our plans will result in our return to growth in fiscal 2015 and beyond.

Thank you for your continued support.

Neil Gaydon

President and Chief Executive Officer

2

Corporate Information

Executive Officers

Neil Gaydon

President and Chief Executive Officer1,2

Warren Barkley

Chief Technology Officer1,2

Kelly Schmitt

Vice President, Finance and Chief Financial Officer1,2

Jeff Losch

Vice President, Legal and General Counsel1,2

Greg Estell

President, Education2

Scott Brown

President, Enterprise2

Jeff Lowe

Vice President, Marketing2

Dan Rodrigue

Vice President, Operations2

Pamela Ramotowski

Vice President, People Services2

Board of Directors

David Martin

Chairman

Nancy Knowlton

Corporate Director

Neil Gaydon

President and Chief Executive Officer1,2

Salim Nathoo

Partner, Apax Partners

Michael Mueller3,4,5

Corporate Director

Robert Hagerty3,4,5,6

Corporate Director

David Sutcliffe3,4,5

Corporate Director

Annual Meeting of the Shareholders

Thursday, August 8, 2013, 9:00 am

SMART Technologies Corporate Office

3636 Research Road NW

Calgary, Alberta T2L 1Y1 Canada

Shareholder Inquiries

Investor Relations

1.877.320.2241

ir@smarttech.com

investor.smarttech.com

Stock Exchange Listings

NASDAQ Global Select Market Symbol: SMT

Toronto Stock Exchange Symbol: SMA

Independent Auditor

KPMG LLP

Suite 2700, Bow Valley Square II

205, 5th Avenue SW

Calgary, AB T2P 4B9 Canada

1.403.691.8000

Transfer Agent

Computershare Trust Company N.A.

350 Indiana Street, Suite 750,

Golden Colorado 80401 USA

1.800.736.3001

1.781.575.3100

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1 Canada

1.416.263.9200

Corporate Office

SMART Technologies Inc.

3636 Research Road NW

Calgary, Alberta T2L 1Y1 Canada

1.403.245.0333

Corporate Website

smarttech.com

[1]	Position held within SMART Technologies Inc.
[2]	Position held within SMART Technologies ULC, the Company’s main operating subsidiary
[3]	Member of the Audit Committee
[4]	Member of the Compensation Committee
[5]	Member of the Corporate Governance and Nominating Committee
[6]	Lead Director

©2013 SMART Technologies. All rights reserved. SMART Board, LightRaise, SMART Table, SMART Podium, SMART Notebook, SMART Room System, SMART Document Camera, SMART Sync, Bridgit, SMART Exchange, SMART Meeting Pro, SMART Response, smarttech, the SMART logo and all SMART taglines are trademarks or registered trademarks of SMART Technologies Inc. in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.